Exhibit 12
NORTEL NETWORKS LIMITED
Computation of Ratio of Earnings from Continuing Operations to Fixed Charges

	Years ended December 31,
(millions of U.S. dollars)	2006	2005	2004	2003	2002
	As restated	As restated	As restated	As restated	As restated

Earnings (loss) from continuing operations before income taxes as reported in the consolidated statements of operations	19	(129)	(174)	241	(2,673)

Add:
Minority interest	21	12	11	24	(32)
Equity in net loss of associated companies	2	(3)	—	36	17

Earnings (loss) from continuing operations before minority interest, equity in net loss of associated companies and income taxes	42	(120)	(163)	301	(2,688)

Add:
Fixed charges	276	191	181	212	350
Amortization of capitalized interest	—	—	—	(2)	(2)
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—

Subtract:
Interest capitalized	—	—	—	—	4
Preference security dividend requirements of consolidated subsidiaries without fixed charges	—	—	—	—	—
Minority interest in pre-tax of subsidiaries without fixed charges	(21)	(12)	(11)	(24)	32

Income (loss) as adjusted	297	59	7	487	(2,304)

Fixed charges:
Interest expense
—- Long-term debt	187	124	108	95	135
— Other	22	6	8	26	55

Interest expense of finance subsidiaries	—	—	—	—	—
Interest expense of unconsolidated subs	—	—	—	—	—
1/3 of rental expense on operating leases deemed to be representative of interest expense	65	58	59	86	155
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	2	3	6	5	1

	276	191	181	212	346

Ratio of earnings from continuing operations to fixed charges	1.1	*	*	2.3	*

*	The earnings of Nortel Networks Limited were inadequate to cover fixed charges for the years ended December 31, 2005, 2004 and 2002 by $132, $174 and $2,650 respectively.